UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-8F

                        APPLICATION FOR DEREGISTRATION OF
                     CERTAIN REGISTERED INVESTMENT COMPANIES


I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund   is   applying   to   deregister   (check only one;  for
         descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2        Name of fund:  Star Lane Trust

3.       Securities and Exchange Commission File No.: 811 - 09795

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X] Initial Application        [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         11901 Olive Boulevard
         St. Louis, Missouri 63141

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Lisa K. Vansickle
         600 James S. McDonnell Blvd.
         Mail Stop - M1-199-014
         Hazelwood, Missouri 63042
         Telephone - (314) 592-6603

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Annette R. Carson
         600 James S. McDonnell Blvd.
         Mail Stop - M1-199-014
         Hazelwood, Missouri 63042
         Telephone - (314) 592-6615

         Lisa K. Vansickle
         600 James S. McDonnell Blvd.
         Mail Stop - M1-199-014
         Hazelwood, Missouri 63042
         Telephone - (314) 592-6603

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [ ]    Management company;

         [X]    Unit investment trust; or

         [ ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ ]    Open-end          [ ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         The fund has not utilized any investment advisers during the last five years.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The fund has not utilized any principal underwriters during the last five years.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)    Depositor's name(s) and address(es):

                Star Lane Holdings Trust Statutory Trust
                11901 Olive Boulevard
                St. Louis, Missouri 63141

         (b)    Trustee's name(s) and address(es):

                First Bank
                11901 Olive Boulevard
                St. Louis, Missouri 63141

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]    Yes        [X]  No

         If Yes, for each UIT state:

                Name(s):

                File No.: 811- __________

                Business Address:

15.      (a)    Did  the  fund obtain  approval  from  the  board  of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]  Yes   [ ]  No

                If  Yes, state  the  date on  which  the  board vote took place:
                May 25, 2005

                If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]  Yes   [ ]  No

                If Yes, state the date on which the shareholder vote took place:
                May 25, 2005

                If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes    [ ]  No

         (a)    If   Yes, list   the  date(s)  on  which  the  fund  made  those
                distributions: September 30, 2005

         (b)    Were the distributions made on the basis of net assets?

                [X]  Yes   [ ]  No

         (c)    Were the distributions made pro rata based on share ownership?

                [X]  Yes    [ ] No

         (d) If No to (b)or(c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)    Liquidations Only:
                Were any distributions to shareholders made in kind?

                [ ]  Yes   [X]  No

                If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ] Yes           [ ]  No

         If Yes,  describe  the  method  of   calculating  payments  to   senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19 Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes           [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See Question 18 above)

         [ ] Yes           [X]  No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)    Why has the fund retained the remaining assets?

         (c)    Will the remaining assets be invested in securities?

                [ ]  Yes   [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes           [X]  No

         If Yes,
         (a)    Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)    List  the  expenses  incurred  in  connection with the Merger or
                Liquidation:

                (i)   Legal expenses: $0

                (ii)  Accounting expenses: $0

                (iii) Other expenses (list and identify separately): $0

                (iv)  Total expenses (sum of lines (i)-(iii) above): $0

         (b)    How were those expenses allocated?

         (c)    Who paid those expenses?

         (d)    How did the fund pay for unamortized expenses (if any)?

23 Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes           [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes           [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes           [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)    State the name of the fund surviving the Merger:

         (b)    State  the   Investment  Company  Act  file  number of  the fund
                surviving the Merger: 811- ________

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Star Lane Trust, (ii) he or she is the Trustee of Star Lane Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                                  /s/ Lisa K. Vansickle
                                                  ------------------------------
                                                      Lisa K. Vansickle
                                                      Trustee